

13031639

*JD 4/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-65807 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allston Trading LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 S. LaSalle Street, Suite 1208
(No. and Street)

| Chicago | IL | 60605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Anderson (312) 663-7166

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

| 141 W. Jackson Blvd., Suite 2900 | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X ] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

CD 4/15/13

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

## OATH OR AFFIRMATION

I, Thomas Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Allston Trading LLC**, as of December 31, 2012 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2015


Signature

Chief Financial Officer
Title

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

**SCHULTZ & CHEZ, L.L.P.**
*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

# INDEPENDENT AUDITOR'S REPORT

To the Member of
Allston Trading LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Allston Trading LLC, as of December 31, 2012, and the related notes that you are filing pursuant to Rule 17a-5, under the Securities Exchange Act of 1934.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allston Trading LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 13, 2013

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 52,224,115 |
| Receivables from broker/dealers | | 15,054,817 |
| Securities owned, at market value | | |
| U.S. Treasury bill | | 249,960 |
| Equities | | 58,746,341 |
| Options | | 4,891,251 |
| Receivables from exchanges and electronic communication networks | | 4,653,970 |
| Exchange memberships, at cost (market value $1,657,400) | | 730,633 |
| Receivable from affiliates | | 4,069,143 |
| Other assets | | 1,277,201 |
| TOTAL ASSETS | $ | 141,897,431 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES | | |
| Bank loan payable | $ | - |
| Payable to broker/dealer | | 10,977,206 |
| Securities sold, not yet purchased, at market value | | |
| Equities | | 37,883,079 |
| Options | | 6,311,178 |
| Accounts payable and accrued expenses | | 1,158,396 |
| Total liabilities, exclusive of liabilities subordinated to claims of general creditors | | 56,329,859 |
| Liabilities subordinated to claims of general creditors | | 10,000,000 |
| Total Liabilities | | 66,329,859 |
| MEMBER'S EQUITY | | 75,567,572 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 141,897,431 |

See accompanying notes.

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

## NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

### (1) *NATURE OF BUSINESS*

ALLSTON TRADING LLC (the Company) is a proprietary trading firm which develops and utilizes fully-automated algorithmic trading applications involving equities, equity derivatives, cash treasuries and spot currencies. The company is a registered broker/dealer with the Securities and Exchange Commission (SEC). The Company maintains various memberships on U.S. and international exchanges. The Company is a wholly-owned subsidiary of Allston Holdings LLC.

### (2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

*Accounting Policies*
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

*Firm Trading/Futures and Securities Transactions*
Futures and securities transactions are recorded on the trade date. Unrealized gains and losses on open futures contracts and securities positions are reflected in Firm Trading Revenue in the Statement of Income. Also included in Firm Trading Revenue are volume-based incentive fees earned from exchanges and electronic-communications networks.

*Fair Value of Financial Instruments*
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

*Comprehensive Income*
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

*Cash and cash equivalents*
The Company considers all cash investments with an original maturity of three months or less to be cash equivalents. The Company typically invests excess cash in a money market account at a financial institution which management believes has a strong credit rating.

### (3) *INCOME TAXES*

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, all income tax items flow directly to its Member.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes" provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2012.

### (4) *CONCENTRATION OF CREDIT RISK*

The Company maintains its cash at a financial institution located in Chicago. At December 31, 2012, the Company's cash balance exceeded the amount insured by the Federal Deposit Insurance Corporation by approximately $52,000,000.

### (5) *SUBORDINATED BORROWINGS/BANK LOAN PAYABLE*

The Company has a line of credit, under a revolving debt subordination agreement, with a lending institution in the amount of $18,000,000 at a variable interest rate equal to 5% over the 30-day London Interbank Offered Rate (LIBOR); such effective rate at December 31, 2012 was 5.25%. This agreement permits the Company to draw on the line up to May 13, 2013, with any borrowings maturing no later than May 13, 2014. During the year, interest expense incurred related to subordinated borrowings debt totaled $89,814. At December 31, 2012, the outstanding loan balance was $10,000,000.

The Company is also party to a loan agreement with a bank which facilitates carrying futures positions and trading activities in an account held by a specified futures commission merchant. The Company shall pay interest on the outstanding principal amount of each loan from the date of such loan until it is paid in full, at a rate equal to one percent (1%) per annum in excess of the "Federal Funds Target Rate". The amount of borrowings is limited to $20,000,000. At December 31, 2012, the outstanding loan under this agreement was $-0-.

## (6) *DERIVATIVE INSTRUMENTS*

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments, options and futures, for trading purposes. The Company does not enter into derivatives for hedging purposes. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. The fair value of equity and equity index options are reflected on the statement of financial condition. The following table indicates the fair values of futures and options on futures contracts as separate assets and liabilities as of December 31, 2012.

| | |
|---|---|
| ASSETS | |
| *Futures-related Contracts* | |
| Indices | $ 10,779,956 |
| Interest Rates | 3,327,949 |
| Agricultural | 1,229,919 |
| Currencies | 96,238 |
| Total fair value of open futures and options on futures contracts | $ 15,434,062 |
| LIABILITIES | |
| *Futures-related Contracts* | |
| Indices | $ ( 4,170,108) |
| Agricultural | ( 1,413,353) |
| Currencies | ( 163,719) |
| Interest rates | ( 27,578) |
| Total fair value of open futures and options on futures contracts | $ ( 5,774,758) |
| Net fair value of open futures and options on futures contracts* | $ 9,659,304 |

* This amount is a component of "Receivables from broker/dealers" on the Statement of Financial Condition.

## *(6) DERIVATIVE INSTRUMENTS (continued)*

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

### Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

### Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

### Concentration of Credit Risk

The Company utilizes several clearing brokers to clear its trades. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of its clearing brokers.

### Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460-10, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". Such contracts may include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company.

## *(6) DERIVATIVE INSTRUMENTS (continued)*

The fair values of all written option contracts as of December 31, 2012 are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

## *(7) FAIR VALUE MEASUREMENTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Fund's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

*Level 1* – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Fund has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

**NOTES TO STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2012

## *(7) FAIR VALUE MEASUREMENTS (continued)*

The following table presents information about the Company's financial instruments as of December 31, 2012:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2012 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| U.S. Treasury bill | $ 249,960 | $ - | $ - | $ 249,960 |
| Equities | 58,746,341 | - | - | 58,746,341 |
| Equity and index options | 4,891,251 | - | - | 4,891,251 |
| | $ 63,887,552 | $ - | $ - | $ 63,887,552 |
| **LIABILITIES** | | | | |
| Equities | $ 37,883,079 | $ - | $ - | $ 37,883,079 |
| Equity and index options | 6,311,178 | - | - | 6,311,178 |
| | $ 44,194,257 | $ - | $ - | $ 44,194,257 |

No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

## *(8) NET CAPITAL REQUIREMENTS*

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934. The Company computes its net capital requirement under the alternative net capital method and is required to maintain net capital equal to the greater of 2% of its aggregate deficit balances arising from customers transactions, as defined, or $250,000. At December 31, 2012, the Company had net capital of approximately $66,655,000, which was approximately $66,405,000 in excess of its required net capital.

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

**NOTES TO STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2012

### *(9) COMMITMENTS*

The Company entered into a noncancelable agreement with the owner of a data communication line which grants the use of their network over a period terminating August 9, 2013.

The Company leases office space under an operating lease that expires on April 30, 2020. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

At December 31, 2012, the aggregate minimum annual rental commitments under the lease, exclusive of adjustments for operating expenses and taxes, are as follows:

| | Amount |
|---|---|
| **Year ending December 31,** | |
| 2013 | $ 3,609,471 |
| 2014 | 622,246 |
| 2015 | 607,306 |
| 2016 | 625,453 |
| 2017 | 644,112 |
| Thereafter | 1,581,653 |
| | $ 7,690,241 |

### *(10) RELATED PARTY TRANSACTIONS*

The Company shares office space with other affiliated entities. The total amount received during 2012 for office sharing expenses was $180,000 and was treated as an offset to expenses paid.

The Company reimburses its parent, which functions as a common paymaster for the affiliated group, for salaries and employment benefits paid on its behalf. These reimbursements are recorded as expenses of the company on the statement of income.

### *(11) SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 13, 2013, which is the date the financial statements were available to be issued.

During the period from January 1, 2013 through February 13, 2013, its member made capital withdrawals totaling $27,524,143.

Statement of Financial Condition

**Allston Trading LLC**

*December 31, 2012*